Exhibit 99.1

China Finance Online Reports Third Quarter and First Nine Months of 2018 Unaudited Financial Results

BEIJING, November 28, 2018 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2018.

Third Quarter 2018 Financial Highlights

●	Net revenues were $8.6 million, compared with $12.9 million in the second quarter of 2018

●	Gross margin increased to 58.2%, up from 44.9% in the third quarter of 2017

●	Net loss attributable to China Finance Online was $6.0 million, compared with a net loss of $8.5 million in the third quarter of 2017

Key Development

●	Officially signed a share transfer agreement to sell 20% of Rifa Financial Holdings Limited (“Rifa Financial”) to a strategic investor for HK$ 73.8 million (about US$ 9.4 million) and received the first phase of payment of HK$ 35 million (about US$ 4.5 million)

First Nine Months of 2018 Highlights

●	Net revenues were $34.8 million, an increase of 20.0%, compared with $29.0 million in the first nine months of 2017

●	Net loss attributable to China Finance Online was $15.5 million, compared with a net loss of $28.4 million in the first nine months of 2017

●	Lingxi Robo-Advisor (“Lingxi”) outperformed most of its peer products in the Chinese market with an average return of 2.9% in the first nine months of 2018, significantly outperforming a loss of 14.7% in the Shanghai Composite Index.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “Under the continuing weak stock market conditions, our third quarter net revenues were lower quarter-over-quarter. Our gross margin improved year-over-year and our bottom line losses continued to narrow on a year-over-year basis. With the priority of maintaining future growth potential, we continue to control cost and improve efficiency.”

“China Finance Online’s flagship site, JRJ.com.cn, continued to heighten its market influence with its Alexa’s Global Ranking and China Ranking reaching No. 383 and No. 56, respectively. In an ongoing environment of sluggish stock market performance, we have been maintaining our dedicated services of providing professional and timely market news and high-quality content, and also striving to explore ways to monetize our news business. At the same time, we are pleased that the value of our overseas wealth management platform, Rifa Financial, is being gradually recognized by the market, attracting a strategic investor to join its shareholder base at a valuation of HK$ 369.0 million based on HK$ 73.8 million (about US$ 9.4 million) in exchange for a 20% equity transfer. Through this partnership, we hope to further unlock the potential of our company’s overseas wealth management business,” Mr. Zhao continued.

“Lingxi Robo-Advisor weathered the storm of a difficult market and continued to outperform the market indexes and most of its peer Robo-Advisor products in the marketplace. Our newly-formed partnership with China Unicom demonstrated the market recognition of our asset allocation capabilities. We remain confident that we are able to provide vast number of retail investors with the best-in-class wealth management experience. In addition, we have gradually penetrated the Chinese financial institutional market with our core fintech-powered intelligent financial products. In the future, we will continue to develop our fintech capabilities, optimize and upgrade our service and product offerings, open new markets and enable our investor clients to identify investment opportunities and capture value in a changing market environment,” Mr. Zhao concluded.

Third Quarter 2018 Financial Results

Net revenues were $8.6 million, compared with $10.7 million during the third quarter of 2017 and $12.9 million during the second quarter of 2018. During the third quarter of 2018, revenues from financial services, the financial information and advisory business, and advertising services contributed 55%, 27% and 17% of the net revenues, respectively, compared with 70%, 24% and 5%, respectively, for the corresponding period in 2017.

Revenues from financial services were $4.7 million, compared with $7.5 million during the third quarter of 2017 and $6.0 million during the second quarter of 2018. Revenues from financial services consist mainly of equity brokerage services. The year-over-year decrease of revenues from financial services was mainly due to the suspension of commodities brokerage business as well as reduced revenue from the equity brokerage business. The quarter-over-quarter decrease of revenues from financial services was mainly due to a decline in revenues from the equity brokerage business.

Revenues from the financial information and advisory business were $2.4 million, compared with $2.6 million during the third quarter of 2017 and $5.7 million in the second quarter of 2018. Revenues from the financial information and advisory business were mainly comprised of subscription services from individual and institutional customers. During the third quarter, subscription revenue from individual customers grew by 520.4% year-over-year, driven by the increased subscription of the Company’s cloud-based analytical tools. The year-over-year revenue decrease in the financial information and advisory business was mainly due to the weaker performance of the Chinese stock markets affecting our financial advisory business. The quarter-over-quarter decrease in the financial information and advisory business was mainly due to the decrease of revenues from individual subscription services.

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Revenues from advertising services were $1.4 million, compared with $0.6 million in the third quarter of 2017 and $1.2 million in the second quarter of 2018. The readership recognition of our premium content helped to elevate our advertising revenues on both year-over-year and quarter-over-quarter basis.

Gross profit was $5.0 million, compared with $4.8 million in the third quarter of 2017 and $8.5 million in the second quarter of 2018. Gross margin in the third quarter of 2018 was 58.2%, compared with 44.9% in the third quarter of 2017 and 65.5% in the second quarter of 2018. The year-over-year increase in gross margin was mainly due to the year-over-year increase of revenues from individual subscription services, which carry a higher margin. The quarter-over-quarter decrease in gross margin was mainly due to the quarter-over-quarter decrease of revenues from individual subscription services.

General and administrative expenses were $3.1 million, a decrease of 4.9% from $3.2 million in the third quarter of 2017 and an increase of 2.0% from $3.0 million in the second quarter of 2018. The year-over-year decrease was mainly due to improved efficiency.

Sales and marketing expenses were $4.8 million, a decrease of 31.0% from $6.9 million in the third quarter of 2017, and a decrease of 27.2% from $6.6 million in the second quarter of 2018. The year-over-year decreases were mainly attributable to the reduction in expenses associated with the terminated commodity brokerage operation and reduced commissions associated with lower activity in the equity brokerage business. The quarter-over-quarter decreases were mainly attributable to the reduced commissions associated with lower activity in the equity brokerage business.

Research and development expenses were $3.5 million, a decrease of 9.5% from $3.8 million in the third quarter of 2017 and a decrease of 7.9% from $3.8 million in the second quarter of 2018. The year-over-year and quarter-over-quarter decreases were mainly attributable to improved efficiency after the consolidation of the R&D team. The Company continues to maintain a team of senior software engineers, data scientists and capital market professionals to support further development in its fintech capabilities.

Total operating expenses were $11.3 million, a decrease of 19.1% from $14.0 million in the third quarter of 2017, and a decrease of 15.2% from $13.4 million in the second quarter of 2018. The year-over-year and quarter-over-quarter decreases were mainly due to lower activity in the equity brokerage business, improved operational efficiency and effective cost controls.

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Loss from operations was $6.3 million, compared with a loss from operations of $9.2 million in the third quarter of 2017 and a loss from operations of $4.9 million in the second quarter of 2018.

Net loss attributable to China Finance Online was $6.0 million, compared with a net loss of $8.5 million in the third quarter of 2017 and a net loss of $4.3 million in the second quarter of 2018.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.26 for the third quarter of 2018, compared with fully diluted loss per ADS of $0.37 for the third quarter of 2017. Basic and diluted weighted average numbers of ADSs for the third quarter of 2018 were 22.8 million, compared with basic and diluted weighted average number of ADSs of 22.7 million for the third quarter of 2017. Each ADS represents five ordinary shares of the Company.

First Nine Months of 2018 Financial Results

Net revenues for the first nine months of 2018 were $34.8 million, an increase of 20.0% compared with $29.0 million in the first nine months of 2017.

Gross profit for the first nine months of 2018 was $21.7 million, an increase of 55.8% compared with $13.9 million in the first nine months of 2017.

Net loss attributable to China Finance Online for the first nine months of 2018 was $15.5 million, compared to a net loss of $28.4 million in the first nine months of 2017.

Fully diluted loss per ADS attributable to China Finance Online was $0.68 for the first nine months of 2018, compared with fully diluted loss of $1.25 for the first nine months of 2017.

Total shareholders’ equity of China Finance Online was $39.6 million as of September 30, 2018.

Recent Developments

●	Lingxi Robo-Advisor recorded strong performance in the third quarter of 2018

In the third quarter of 2018, the Chinese stock market experienced another round of sell-offs, pushing the quarterly loss of the Shanghai Composite Index to 0.9% and year-to-date loss to 14.7%. However, the Company’s Robo-Advisor product, Lingxi, posted an average gain of 1.4% in the third quarter of 2018 and an average gain of 2.9% in the first nine months of 2018, with an average drawdown rate of 2.1% in the third quarter of 2018 and 4.4% in the first nine months of 2018, respectively. These results significantly outperformed the Shanghai Composite Index for investment return with a substantially lower drawdown. According to China Finance Online’s internal research, Lingxi’s performance in the first nine months of 2018 also exceeded most of its peer products in the market with its better return and lower drawdown. In the third quarter of 2018, one of the best-performing strategies by Lingxi produced an annualized return of 11.0%.

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Lingxi Platinum Product, catering for mass affluent investors in China, outperformed the average level of public fund-of-funds for investment return with a significantly lower drawdown rate in the third quarter of 2018. During the third quarter, the Shanghai-Shenzhen 300 Index suffered a 2.1% loss, while Lingxi Platinum’s core strategy was only down 0.9%. The Lingxi Platinum Product mitigated the impact of the broad market sell-off for its clients, and demonstrated the resilience and efficiency of its multiple strategy global asset allocation program.

●	One of China’s largest telecom operators, China Unicom, features Lingxi Robo-advisor in its payment and wealth management mobile App – Epay.

Starting on November 21, 2018, China Unicom officially enlisted China Finance Online’s Lingxi Robo-advisor in its flagship payment app, EPay. Users of China Unicom EPay mobile app will have access to the one-stop wealth management services of global asset allocations provided by China Finance Online’s Lingxi Robo-Advisor. As one of the big three telecom operators in China, China Unicom has 216 million 4G mobile subscribers and a total of 312 million mobile users. Introduced in 2011, China Unicom’s EPay was developed to meet China Unicom’s users’ wide range of payment and fintech needs such as utility bill payments, public transit ticket purchases, in-store purchases, online shopping, movie ticket purchases, and most recently wealth management product investment. Known for its security, China Unicom EPay is also providing one-stop payment solutions to its enterprise and government clients.

●	Sale of 20% shares in Rifa Financial

In November 2018, China Finance Online officially entered into a share transfer agreement with West Platinum Limited (the “Buyer”) to sell 1,552,000 shares, 20% of Rifa Financial Holdings Limited (the “Share Transfer Agreement”). West Platinum Limited is a company incorporated in British Virgin Islands and is an independent third party. With an 85% equity shareholding, China Finance Online is currently the controlling shareholder of Rifa Financial. Pursuant to the agreement, the total consideration for the transaction is HK$ 73.8 million (about US$ 9.4 million) and the first payment phase of HK$ 35 million (about US$ 4.5 million) has been received. The completion of the equity transfer is subject to conditions, including but not limited to the obtaining of all necessary approvals and consents of Securities and Futures Commission of Hong Kong.

Rifa Financial Holdings Limited has a suite of brokerage licenses (#1, 2, 4, 5, 9 Licenses) issued by the Hong Kong Securities and Futures Commission. Its subsidiary, Rifa Securities Limited, was founded in 1971 and acquired by China Finance Online in 2007. In 2016, Rifa Securities was awarded as “the Best Hong Kong Securities Brokerage Firm” by Tencent.

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Conference Call Information

The management will host a conference call on November 28, 2018 at 8:00 p.m. U.S. Eastern Time (9:00 a.m. Beijing/Hong Kong time November 29, 2018). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 8399944

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/m6/p/v7omqv5y.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

●	our prospect and our ability to attract new users;

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●	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

●	our prospect on stabilization in cash attrition and improvement of our financial position;

●	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and

●	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

(212) 521-4050

kevin.theiss@awakenlab.com

-- Tables Follow –

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Sep. 30, 2018	Dec. 31, 2017
Assets
Current assets:
Cash and cash equivalents	8,456	38,693
Restricted cash	-	2,036
Trust bank balances held on behalf of customers	27,668	39,169
Accounts receivable, net - others	9,140	8,977
Accounts receivable, net - Margin clients	16,665	8,011
Short-term investments	3	533
Prepaid expenses and other current assets	4,117	4,198
Total current assets	66,049	101,617
Long-term investments, net	2,401	2,531
Property and equipment, net	4,787	6,885
Acquired intangible assets, net	-	96
Rental deposits	1,032	1,141
Goodwill	108	108
Deferred tax assets	1,307	1,621
Other deposits	437	605
Total assets	76,121	114,604

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,277 and $8,477 as of September 30, 2018 and December 31,2017, respectively)	7,200	9,371
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,066 and $6,109 as of September 30, 2018 and December 31, 2017, respectively)	5,383	9,953
Contingent liability (including contingent liability of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of September 30, 2018 and December 31, 2017, respectively)	-	3
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,427 and $5,375 as of September 30, 2018 and December 31, 2017, respectively)	27,668	39,169
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,046 and $1,067 as of September 30, 2018 and December 31, 2017, respectively)	5,006	9,462
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(2) and $484 as of September 30, 2018 and December 31, 2017, respectively)	67	553
Total current liabilities	45,324	68,511
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $13 and $218 as of September 30, 2018 and December 31, 2017, respectively)	15	237
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $25 as of September 30, 2018 and December 31, 2017, respectively)	103	144
Total liabilities	45,442	68,892
Noncontrolling interests	(8,952)	(8,335)
Total China Finance Online Co. Limited Shareholders’ equity	39,631	54,047
Total liabilities and equity	76,121	114,604

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Nine months ended
	Sep.30, 2018	Sep.30, 2017	Jun.30, 2018	Sep.30, 2018	Sep.30, 2017
Net revenues	8,614	10,739	12,927	34,820	29,026
Cost of revenues	(3,600)	(5,921)	(4,464)	(13,119)	(15,097)
Gross profit	5,014	4,818	8,463	21,701	13,929
Operating expenses
General and administrative(includes share-based compensation expenses of $371, $558, $564, $1,514 and $2,179 respectively)	(3,063)	(3,220)	(3,003)	(9,318)	(11,195)
Sales and marketing (includes share-based compensation expenses of $65, $28, $65,$197 and $86, respectively)	(4,796)	(6,948)	(6,586)	(17,623)	(22,622)
Product development (includes share-based compensation expenses of $61, $64, $64, $188 and $147, respectively)	(3,468)	(3,833)	(3,764)	(10,999)	(12,386)
Loss from impairment of intangible assets	-	-	-	-	(292)
Total operating expenses	(11,327)	(14,001)	(13,353)	(37,940)	(46,495)
Government subsidies	-	-	-	-	230
Income (loss) from operations	(6,313)	(9,183)	(4,890)	(16,239)	(32,336)
Interest income	4	59	18	82	252
Interest expense	-	(1)	(1)	(1)	(3)
Short-term investment income, net	2	102	(80)	(77)	65
Gain(loss)on the interest sold and retained noncontrolling investment	-	-	1	(1)	409
Gain from sale of equity method investment	-	-	-	-	111
Equity method investment income	(1)	(1)	(2)	(3)	(10)
Other income (loss), net	(132)	68	69	(442)	(491)
Exchange gain (loss), net	61	(38)	66	173	22
Income (loss) before income tax expenses	(6,379)	(8,994)	(4,819)	(16,508)	(31,981)
Income tax expenses	76	23	133	(58)	(494)
Net income (loss)	(6,303)	(8,971)	(4,686)	(16,566)	(32,475)
Less: Net income (loss) attributable to the noncontrolling interest	(283)	(518)	(348)	(1,050)	(4,114)
Net income (loss) attributable to China Finance Online Co. Limited	(6,020)	(8,453)	(4,338)	(15,516)	(28,361)
Net income (loss)	(6,303)	(8,971)	(4,686)	(16,566)	(32,475)
Changes in foreign currency translation adjustment	(189)	690	(479)	(269)	2,381
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil, nil, nil and nil respectively	-	(47)	-	-	(118)
Other comprehensive income (loss), net of tax	(189)	643	(479)	(269)	2,263
Comprehensive income (loss)	(6,492)	(8,328)	(5,165)	(16,835)	(30,212)
Less: comprehensive income (loss) attributable to noncontrolling interest	(283)	(518)	(348)	(1,050)	(4,114)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(6,209)	(7,810)	(4,817)	(15,785)	(26,098)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.05)	(0.07)	(0.04)	(0.14)	(0.25)
Diluted	(0.05)	(0.07)	(0.04)	(0.14)	(0.25)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.26)	(0.37)	(0.19)	(0.68)	(1.25)
Diluted	(0.26)	(0.37)	(0.19)	(0.68)	(1.25)
Weighted average ordinary shares
Basic	113,905,561	113,593,847	113,866,602	113,872,953	113,571,257
Diluted	113,905,561	113,593,847	113,866,602	113,872,953	113,571,257
Weighted average ADSs
Basic	22,781,112	22,718,769	22,773,320	22,774,591	22,714,251
Diluted	22,781,112	22,718,769	22,773,320	22,774,591	22,714,251

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